FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month March, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Intimation to Stock Exchanges regarding an Extraordinary General Meeting of the shareholders approving the amendments to the Memorandum and Articles of Association of the Company.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 17, 2005. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Rajiv Dhar
Name:	Rajiv Dhar
Title:	Chief Financial Officer

Date: March 7, 2006

EXHIBIT 1

VIDESH SANCHAR NIGAM LIMITED

Rishabh Aditya

Deputy Company Secretary

HQ/CS/CL.24B/11911

3 March 2006

Sir,

Sub:	Resolutions passed at Extraordinary General Meeting

In accordance with Clause 33 of the Listing Agreement, it is hereby informed that at the Extraordinary General Meeting (EGM) of the shareholders of the Company held on 1 March 2006, the shareholders have approved amendments to the Memorandum and Articles of Association of the Company and have authorised the Board of Directors (which expression shall be deemed to include any committee thereof, authorized in that behalf) to decide on the date the alterations shall take effect. The shareholders at the said EGM have also authorised the Board to exclude and/or delete these clauses from the Memorandum and/or from the Articles if licensor finally decides, after their inclusion, that the Company is not required to do so. The resolutions passed at the EGM are attached herewith (Attachment “A”).

2. The Company shall inform the Stock Exchanges as and when the Board decides on the date the alterations shall take effect.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

R.N. Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC filing requirements, Fax 1934.

Attachment I

Sr. No. 1

Item 1. To consider and, if thought fit, to pass with or without modifications the following Resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 16 and other applicable provisions, if any, of the Companies Act, 1956 the Memorandum of Association of the Company (hereinafter referred to as ‘the Memorandum’) be altered by adding the following Clause after the existing Clause V in the Memorandum and the said alteration shall take effect from a date to be decided by the Board of Directors (which expression shall be deemed to include any committee thereof, authorized in that behalf) of the Company (hereinafter referred to as ‘the Board’)-

‘VI. The Company hereby acknowledges that it shall comply with the provisions of the licences granted by Department of Telecommunications, Government of India, including the International Long Distance Service and National Long Distance Service Licence/s as amended or substituted from time to time.’

“RESOLVED FURTHER THAT the Board be and is hereby authorized to exclude and/or delete the above Clause VI from the Memorandum, after authorizing its inclusion in the Memorandum, from a date to be decided by the Board, if Licensor finally decides that the Company is not required to include the said Clause in the Memorandum.”

Sr. No. 2

Item 2. To consider and, if thought fit, to pass with or without modifications the following Resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 31 of the Companies Act, 1956, the Articles of Association of the Company (hereinafter referred to as ‘the Articles’) be altered by adding the following Article after the existing Article 120 in the Company’s Articles of Association and the said alteration shall take effect from a date to be decided by the Board of Directors (which expression shall be deemed to include any committee thereof, authorized in that behalf) of the Company (hereinafter referred to as ‘the Board’)-

‘Compliance with License conditions	Article 121. The Company hereby acknowledges that it shall comply with the provisions of the licences granted by Department of Telecommunications, Government of India, including the International Long Distance Service and National Long Distance Service Licence/s as amended or substituted from time to time.’

“RESOLVED FURTHER THAT, the Board be and is hereby authorized to exclude and/or delete the above Article 121 from the Articles, after authorizing its inclusion in the Articles, from a date to be decided by the Board, if Licensor finally decides that the Company is not required to include the said Article in the Articles.”

--------------